02045057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934**

June 27, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

**200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Exhibit Index

Exhibit No.	Description
1.	Press Release

June 27, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

"Charles Butt"

Date: June 27, 2002

By: ______________________
Charles Butt
President & CEO

Forbes Medi-Tech
INC.

"Developing [illegible]ceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Provides Annual General Meeting Update

Vancouver, British Columbia – June 27, 2002 - Forbes Medi-Tech Inc. (TSE: FMI and Nasdaq: FMTI) announced that its Board of Directors were re-elected at the Company's annual general meeting (AGM) held yesterday in Vancouver. Forbes' shareholders also approved a resolution allowing the Company to issue more than 25 per cent of its outstanding shares relative to potential equity private placements over the next year, if required.

Highlights from the Annual General Meeting include:

Sterol Sales

Through its joint manufacturing venture with Chusei (U.S.A.) Inc. in Texas, Forbes has the capability of producing food-grade sterols such as Reducol™, a proprietary cholesterol-lowering food ingredient, and non-branded sterols sold to food manufacturers and reprocessed for inclusion in other foods such as spreads and dairy products.

Forbes' net revenues for calendar 2001 were C$4.9 million. As of June 27, 2002 existing sterol contracts represent net revenue of C$6 million to Forbes for calendar 2002.

Approximately 80 per cent of Forbes' 2001 revenue came from non-branded sterol sales. The remaining 20 per cent was generated from sales of Reducol™ marketed by Pharmavite Corporation and Twin Laboratories Inc. in their dietary supplement products sold in the U.S.

Sales of *Cholesterol Success*, Twin Laboratories Inc.'s cholesterol lowering supplement and Pharmavite's *Nature Made® Cholest-Off*™ are reportedly going well with both products being supported through national marketing campaigns.

Twinlabs, for example, has a national print advertising campaign underway with ads running in publications such as Reader's Digest, Prevention magazine and many other health and lifestyle oriented publications. A radio ad campaign is also underway and television ads are slated to begin airing in five major markets towards the end of the summer.

Pharmavite has also been marketing *Cholest-Off*™ aggressively. Television ads for *Cholest-Off*™ are currently running on the ABC television network.

"We are seeing growing interest in wood sterols, which have the unique benefit of not being genetically modified," said Charles Butt, Forbes President and CEO. "Sterol supply contracts are presently being negotiated with major North American and international food manufacturers and we hope to conclude one or more of these deals in the coming weeks."

Sterol/Omega-3 Supplements

For the dietary supplement market, Forbes has developed a proprietary cholesterol-lowering sterol formulation in a softgel capsule and a combination sterol/omega-3 fatty acids formulation. A clinical trial on these supplement products is currently planned for later this year, and Forbes is currently in discussions with two major pharmaceutical companies on licensing and partnering opportunities for these products.

(more)

FM-VP4

The Phase I portion of the clinical trial of Forbes' cardiovascular medication FM-VP4 is progressing at the Academic Medical Center in Amsterdam. Forbes is awaiting approval to proceed to Phase II, which is scheduled to get underway next month. The Company plans to file an Investigational Drug Application with the Food and Drug Administration to initiate a Phase II clinical trial in the U.S. next year.

AD/ADD

In the last six months, Forbes has sold trial batches of its fine chemicals intermediate Androstenedione (AD) and Adrostadienedione (ADD) to a pharmaceutical company in China, a north American reseller, and a potential higher-value steroid partner in Europe. Mr. Butt reiterated at the AGM that fine chemicals is not a core business for Forbes. "It is the Company's intention, to divest this business either through licensing or its outright sale," he said. "We believe the technology will appeal to both existing and new steroidal manufacturing companies particularly in Europe and the Far East and we already have discussions underway with a number of interested parties."

Financing

Forbes announced last November that it was seeking a financing in order to secure necessary capital to achieve its short-term and long-term objectives. The Company has engaged a New York-based investment firm and is engaging a Toronto subsidiary of a New York-based investment firm to act as placement agents to place an offer of securities for the Company. While it does not have locked in agreements yet, the Company is anticipating raising C$3 million to C$5 million of by way of equity financing.

"Taking into account anticipated revenues from sterol sales, this proposed financing should be sufficient to see the Company well into 2003," said Don MacDonald, Senior Vice President and CFO. "This transaction is consistent with our stated goal of having a financing in place before the end of September. Terms of a financing will be announced once they have been finalized."

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products derived from nature. By extracting plant sterols from wood pulping by-products, Forbes is developing cholesterol-lowering agents to be used both as pharmaceutical therapeutics and functional food ingredients in the battle against heart disease. Phytrol™ and Reducol™ are registered trademarks of Forbes Medi-Tech Inc.

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For more information, please contact:

Martin Livingston
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: mlivingston@forbesmedi.com

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com